Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

July 24, 2015

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment For Ultimus Managers Trust (the "Registrant"), on behalf of its series, Ryan Labs Long Credit Fund (the "Fund")
File Nos. 811-22680; 333-180308

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant files hereby a Delaying Amendment with respect to its Registration Statement of the Fund.  The Registration Statement was filed with the Securities and Exchange Commission on May 15, 2015 (Accession No. 0001398344-15-003319), pursuant to Securities Act Rule 485.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8 (a), may determine.

Pursuant to the requirements of the Securities Act, this Delaying Amendment has been signed on behalf of the Registrant in the City of Cincinnati and State of Ohio on this 24th day of July, 2015.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Assistant Secretary